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Exhibit 12

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges for each of the
Five Years in the Period Ended February 2, 2013

	Fiscal Year Ended
Ratio of Earnings to Fixed Charges

(millions)	February 2, 2013	January 28, 2012	January 29, 2011	January 30, 2010	January 31, 2009

Earnings from continuing operations before income taxes	$4,609	$4,456	$4,495	$3,872	$3,536
Capitalized interest, net	(12)	5	2	(9)	(48)

Adjusted earnings from continuing
operations before income taxes	4,597	4,461	4,497	3,863	3,488

Fixed charges:
Interest expense (a)	799	797	776	830	956
Interest portion of rental expense	111	111	110	105	103

Total fixed charges	910	908	886	935	1,059

Earnings from continuing operations before income taxes and fixed charges	$5,507	$5,369	$5,383	$4,798	$4,547

Ratio of earnings to fixed charges	6.05	5.91	6.08	5.13	4.29

(a)
Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs. Excludes interest income and interest associated with unrecognized tax benefit liabilities, which is recorded within income tax expense.

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  Exhibit 12
TARGET CORPORATION Computations of Ratios of Earnings to Fixed Charges for each of the Five Years in the Period Ended February 2, 2013